UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Foxby Corp.
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(Name of Issuer)
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Common Stock
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(Title of Class of Securities)

351645106
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(CUSIP Number)

Gregg T. Abella
Investment Partners Asset Management, Inc.
One Highland Avenue
Metuchen, New Jersey 08840
732-205-0391

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which  would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but  shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 351645106
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1     NAME OF REPORTING PERSON

       Investment Partners Asset Management, Inc.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                                                                                   (b) [ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS  OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Investment Partners Asset Management, Inc. is organized under the laws of Delaware.
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                                           7     SOLE VOTING POWER

                                                   61,873.3564
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NUMBER OF                   8     SHARED VOTING POWER
SHARES
BENEFICIALLY                      122,170.8790
OWNED BY                     --------------------------------------------------------------------------------------------------------------------
EACH                                9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                                    61,873.3564
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                                           10    SHARED DISPOSITIVE POWER

                                                   122,170.8790
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            184,044.2354
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.05%
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14    TYPE OF REPORTING PERSON
            IA
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Item 1. Security and Issuer

     This statement relates to the Common Stock of Foxby Corp., which is located at 11 Hanover Square, New York, NY 10005.

Item 2. Identity and Background

     The reporting person is Investment Partners Asset Management, Inc., a corporation organized in the State of Delaware that does business as an investment adviser.  Its principal office is located at One Highland Avenue, Metuchen, NJ  08840.  During the last five years, the reporting person (i) has not been convicted in a criminal proceeding and (ii) has not been a party to a civil proceeding described in Item 2(e) of Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

     The source of all funds used in making purchases was client assets.

Item 4. Purpose of Transaction

     The purpose of the acquisition is investment.  The reporting person may from time to time recommend actions to the issuer’s board of directors or management for the purpose of increasing the market value of the issuer’s shares generally.

Item 5. Interest in Securities of the Issuer

a) The reporting person believes that the number of shares of the issuer that are outstanding is 2,610,050 as of June 30, 2011, based on information provided in the issuer’s most recent semi-annual report. As of January 19, 2012, the reporting person may have been deemed the beneficial owner of 184,044.2354 shares, or approximately 7.05% of the total number of shares outstanding.

b) The reporting person has sole power to vote and sole dispositive power for 61,873.3564 shares, or approximately 2.37% of the total number of shares outstanding, held by one of its clients, the Remington Value & Special Situation Fund, LLC.

The reporting person has shared voting power and shared dispositive power for 122,170.8790 shares, approximately 4.68% of the total number of shares outstanding.

c) Clients of the reporting person have made the following purchases and sales of shares of the issuer within the past 60 days.  Each such transaction was effected by Investment Partners Asset Management, Inc., on behalf of its clients.

Type of Transaction	Date of Transaction	Number of Shares	Price Per Share	Where and How Effected
Sale	11/21/2011	1,444.0000	$1.2670	OTC Market
Sale	11/23/2011	9,699.0000	$1.2105	OTC Market
Sale	12/09/2011	1,000.0000	$1.3000	OTC Market
Sale	12/29/2011	10,000.0000	$1.2396	OTC Market
Sale	01/06/2012	4,430.000	$1.2921	OTC Market
Sale	01/11/2012	751.0000	$1.3000	OTC Market
Sale	01/18/2012	1,723.0000	$1.2739	OTC Market
Sale	01/19/2012	4,900.0000	$1.3000	OTC Market

d) Clients of the reporting person are entitled to receive all dividends, distributions and proceeds of sale.

e) Not Applicable

Item 6.    Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

           None

Item 7.    Material to be Filed as Exhibits

           None.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 20, 2012

Investment Partners Asset Management, Inc.

By:  /s/Gregg T. Abella
Name:  Gregg T. Abella
Title: Officer